EXHIBIT A

TIM: Finalizes Sale of 80.87% of TIM Hellas to Apax Partners and Texas Pacific Group

429 million euro capital gain achieved

TIM International (100%-owned by TIM S.p.A.) today signed a final agreement for the sale of its entire equity interest in TIM Hellas, equal to 80.87%, to funds managed by Apax Partners and the Texas Pacific Group (TPG).

The agreement which was announced to the market on April 4 2005, was signed in Athens after obtaining clearance from the competent Greek and European Union authorities.

The price of the sale is €1,114.1 million. This corresponds to an enterprise value of €1.6 billion for 100% of TIM Hellas, and is equivalent to approximately €16.43 per share.

The transaction will result in a capital gain of approximately €429 million on the TIM Group consolidated Financial Statement.

The TIM Group’s net financial position will improve due to the deconsolidation of TIM Hellas debt for 216 million euro and the receipt of the agreed consideration.

An agreement was also signed licensing TIM Hellas to use the TIM brand.

APAX PARTNERS
Apax Partners is one of the world's leading private equity investment groups, operating across Europe, Israel and the United States. Apax Partners has raised or advised approximately $20 billion around the world. With more than 30 years of direct investing experience, Apax Partners’ Funds provide long-term equity financing to build and strengthen world-class companies. It pursues a multi-stage equity investment strategy, investing in late venture, growth capital and buyouts.

Apax Partners’ Funds invest in companies across its 6 chosen global sectors of telecommunications, IT, retail and consumer, media, healthcare and financial/business services. Apax Partners' Funds investments include Inmarsat, Intelsat, Audible, Dialog Semiconductor, Frontier Silicon, Jamdat, Kabel Deutschland, Sonim Technologies and Yell. For more information visit: www.apax.com.

TEXAS PACIFIC GROUP
Texas Pacific Group (TPG) is a leading global private equity firm. TPG manages over $15 billion in committed equity capital, and in the course of its history, has completed more than 65 transactions. TPG recently raised TPG Partners IV LP, a $5.8 billion private equity fund. TPG was one of the first major US-based private equity firms to establish a European business and over the past 12 months TPG has invested over $1bn of equity in transactions with an aggregate enterprise value of around $15bn, including Debenhams, Scottish & Newcastle Retail (Pubs), Grohe, Isola (from Rutgers/RAG) and Eutelsat. TPG’s European investments also include Ducati, Findexa and Spirit Group.

TPG holds investments in the technology and telecommunications sector with investments in Eutelsat, Findexa, MEMC Electronic Materials (WFR), Seagate Technology (STX), ON Semiconductor (ONNN), Paradyne Networks (PDYN), GlobeSpanVirata (GSPN) and Crystal Decisions/Business Objects (BOBJ)

TIM
The TIM Group is one of the world's top mobile telecommunications operators and is the leader in its domestic Italian market with over 26 million lines at the end of the first quarter of 2005. TIM also operates in Turkey and South America.

TIM is the leader for innovation in a competitive environment, leveraging a high rate of market penetration and rapid technological innovation.

Additional information on TIM may be found on the company web site at www.tim.it

Athens, June 15, 2005